W. Matthew Strock mstrock@velaw.com
Tel 713.758.3452 Fax 713.615.5650

May 29, 2007
By Federal Express
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D. C. 20549-7010
Attention: Ronald M. Winfrey

Re:	Concho Resources Inc. Registration Statement on Form S-1 Filed April 24, 2007 File No. 333-142315
Dear Mr. Winfrey:
     Reference is made to the comment letter dated May 21, 2007 of the Staff of the Securities and Exchange Commission (the “Comment Letter”) with respect to the Registration Statement filed by Concho Resources Inc. (the “Company”) referenced above. The Company is submitting supplemental engineering information herewith in response to the request set forth in comment 51 of the Comment Letter. For your convenience, we have repeated comment 51 of the Staff exactly as given in the Comment Letter and the response of the Company to that comment.
51.	Please submit to us the petroleum engineering reports — in hard copy and electronic spreadsheet format — you used as the basis for your 2006 proved reserve disclosures. The report should include:
a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects. Please note

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May 29, 2007 Page 2
that we are inquiring about the largest in the company, not in each third party report;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, narratives) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest three properties.

Please direct these engineering items to: U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549-7010 Attn: Ronald M. Winfrey

Response:	The Company provides herewith the supplemental materials pursuant to the foregoing request. The enclosed CD-ROM includes the requested petroleum engineering reports in electronic format. The enclosed legal-sized spreadsheets that are Bates-stamped with the numbers 41 through 57 are provided by the Company in response to the request set forth in subparagraph (a) above. The enclosed reports of Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc. that are Bates-stamped with the numbers 58 through 160 and 161 through 220, respectively, are provided by the Company in response to the request set forth in subparagraph (b) above. The Company’s three largest properties in the proved developed category are the GJ West Coop Unit, the State S-19 (Yeso) and the Mesquite State (Yeso), and information packets that are responsive to subparagraphs (c) and (d) above with respect to these properties are provided herewith by the Company and are Bates-stamped with the numbers 02 through 07, 08 through 11 and 12 through 15, respectively. The Company’s three largest properties in the proved undeveloped category are the JC Federal (McKee), the BLCU 2007 WF Expansion and the Impala State (Morrow), and information packets that are responsive to subparagraphs (c) and (d) above with respect to these properties are provided herewith by the Company and are Bates-stamped with the numbers 16 through 21, 22 through 31 and 32 through 40.

May 29, 2007 Page 3
The Company has requested FOIA confidential treatment under Rule 83 for such supplemental materials. Pursuant to the letter to Mr. Ronald M. Winfrey containing the FOIA confidential treatment request dated May 29, 2007 (the “FOIA Letter”), the Company also requests the return of the supplemental information upon completion of its review in accordance with Rule 418(b).
     If you have any questions or comments regarding legal matters, please contact W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452 or C. William Giraud, IV of the same firm at (713) 758-3620. If you have any questions or comments regarding engineering matters, please contact E. Joseph Wright of the Company at (432) 683-7443.

Respectfully submitted, VINSON & ELKINS L.L.P.
By:	/s/ W. MATTHEW STROCK
W. Matthew Strock

Enclosures

cc:	David W. Copeland
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701

E. Joseph Wright
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701

T. Mark Kelly [Firm]

Douglas E. McWilliams [Firm]

C. William Giraud, IV [Firm]

Gerald S. Tanenbaum
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

William S. Anderson
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2770